Exhibit 99.1

EZGO Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

CHANGZHOU, China, October 19, 2023 /PRNewswire/ -- EZGO Technologies Ltd. (Nasdaq: EZGO) ("EZGO" or the "Company"), a leading short-distance transportation solutions provider in China, today announced that the Company had received a notification letter (the “Notification Letter”) dated October 18, 2023 from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq"), notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company's ordinary shares, par value US$0.001 per share (“Ordinary Shares”) was below $1.00 per share for a period of 30 consecutive business days from September 6, 2023 to October 17, 2023.

This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The Notification Letter has no immediate effect on the listing of the Company's Ordinary Shares, which will continue to trade uninterrupted on Nasdaq under the ticker "EZGO".

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until April 15, 2024 (the "Compliance Period"), to regain compliance with Nasdaq's minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company's Ordinary Shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by April 15, 2024, the Company may be eligible for an additional 180 calendar day grace period to regain compliance. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company chooses to implement a reverse stock split, it must complete the split no later than 10 business days prior to April 15, 2024 or the expiration of the second compliance period if granted.

The Company's operations are not affected by the receipt of the Notification Letter. The Company intends to monitor the closing bid price of its Ordinary Shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding Ordinary Shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

About EZGO Technologies Ltd.

Leveraging an Internet of Things (IoT) product and service platform and three e-bicycle brands, “EZGO”, “Dilang” and “Cenbird”, EZGO has established a business model centered on the manufacturing and sale of two- and three-wheeled electric vehicles, lithium batteries, complemented by the e-bicycle charging pile business. For additional information, please visit EZGO’s website at www.ezgotech.com.cn. Investors can visit the “Investor Relations” section of EZGO’s website at www.ezgotech.com.cn/Investor.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate,” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the short-distance transportation solutions market in China and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (“SEC”), including the Company’s most recently filed Annual Report on Form 20-F and its subsequent filings. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Ascent Investor Relations LLC
Tina Xiao
Email: investors@ascent-ir.com
Phone: +1-646-932-7242